United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   '. :':~.?.2'..~c~·~:'~\-· -, .-,- .. ... , . ¥VALE ." ... .1$..~ ~ ,/ i( (: :" .. --'-:'- '"" 'Ji. ,...., '., 11 .. , Rio./de ja/n,ei'r~, M/a.~ch 3.0th~ 2~26 . ,., -.."'" Participating pe~entures··~ ., .... Report2H25 Ticker code: CVRDA6 Vale SA ("Vale") will pay, on March 31st, 2026, R$ 700,458,853.73 (R$ 598,341,134.23 in 1H25), equivalent to R$ 2.341507529 per participating debenture (R$ 1.539897539 in 1H25), related to the total premium for the period between July 1st and December 31, 2025 (2H25). The financial settlement will occur on April 1st, 2026. The total premium refers to: (i) 1.80% of the net revenues from the sale of iron ore products, in the terms of the Debenture Deed; (ii) 1.25% of the net revenues from the sale of copper concentrate from the Sossego mine. Participating Debentures Premium R$ Premium on iron ore Premium on copper concentrates Premium on disposal of mining rights Premium for the period (A) Number of debentures under the Debenture Deed (B) Premium per participating debenture (e) = (A)/(S)' Outstanding participating debentures (D)2 Total Premium to be paid (E) =(D)x(e) 2H25 1-- -----='.::...:H=25=__ 875,537.269.98 573.064.234.30 1---------- 34,276,684.66 25,181,899.93 1---------- 0.00 95,000.00 1---------- 909,813,954.64 598,341,134.23 388.559.056 11"'"-------:3:....88-,..:..55-9-,0-5-6 2.341507529 1.539897539 299.148.66611"'"----3-88-,-55-9-,0-5-6 700,458,853.73 598,341,134.23 , For the calculation of the premium per participating debenture (unit value), as determined by the Debenture Deed, the premium for the period must be divided into equal fractions corresponding to 1/388,559,056. For more information, please refer to the Basis of preparation chapter of this report. 2 Number of debentures remaining after the settlement, by the Company, of 89,410,390 participating debentures from its 6th issuance ("Debentures", which adhered to the Optional Acquisition Offer in 202S. For more information about the Optional Acquisition Offer, click here. Premium of participating debentures R$/participating debenture -1H20 to 2H25 3.20 1H20 2H20 1H21 2H21 1H22 2H22 1H23 2H23 1H24 2H24 1H25 2H25 Income tax will be levied on the amounts to be paid to the debenture holders, as income from fixed-income investments, in accordance with the applicable tax rate based on the beneficiary's specific tax status, except in cases where the beneficiary is legally exempt or subject to a different tax treatment, upon proper and sufficient documentation. -1 - Annual premium of participating debentures Period 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Per debenture (R$) 0.341 0.732 0.594 1.043 1.270 1.654 2.316 4.034 6.085 3.482 3.348 3.312 3.881 ·2· Total amount (R$) 132,642,793.33 284,859,604.30 230,899,093.47 405,149,990.84 493,550,875.87 642,842,084.48 900,017,354.07 1,567,329,193.88 2,364,227,640.18 1,352,853,305.02 1,301,108,280.31 1,286,907,197.85 1,298,799,987.96 VALE 1- Basis of preparation Notes to the Selected Information Expressed In Brazifian Reais, except where otherwise indicated This report has been prepared from data derived from our internal controls over financial reporting and from data recorded in our financial systems, using the same data used to prepare our consolidated financial statements. The numbers presented in this Participating Debentures Report 2H25 ("Report") and those found in other reports published by Vale 5A and/or its subsidiaries mayor may not present differences. This is because different reporting frameworks have specific data requirements. Functional and presentation currency All information contained in this report is measured using the currency of the main economic environment in which the Issuer operates ("Functional Currency'~, which is the Brazilian real ("R$" or "Reais'~. Financial information originating in a currency other than R$ is converted into Reais at the exchange rate of the transaction date or the average monthly exchange rate, as applicable. Accounting Policy - Premium on Participating Debentures Participating debentures are financial liabilities measured at fair value through profit or loss based on the market approach, representing the amount that would be paid for the acquisition of these securities at the measurement date and, therefore, also implicitly includes the remuneration to the debenture holder. To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the period. The holders of participating debentures are entitled to receive semiannual payments equivalent to a determined percentage of the revenue less value-added tax, transportation fees, and insurance expenses related to the trading of products derived from these mineral resources ("Premium"). The premium must be divided into equal fractions corresponding to 1/388,559,056 of the total premium to be paid per debenture, and these fractions will not be altered in the event of (i) acquisition of debentures by the issuer (with maintenance of such debentures in the issuer's treasury), or (ii) cancellation of debentures held in the issuer's treasury, or (iii) acquisition of debentures by companies controlled by the issuer, according to the criteria and parameters summarized below and described in the issuance deed. ·3· VALE The Premium Payment is due with respect to the Mining Rights, and is calculated based on the following percentages of the Net Revenue from the sale of certain Products for certain Designated Areas: 1.8% for iron ore Products from certain Designated Areas in the North of Brazil and in the State of Minas Gerais and Mato Grosso do Sui, as described in the Debenture Deed, subject to the achievement of certain triggers described in the Debenture Deed; 2.S% for gold or copper Products or byproducts produced in certain Designated Areas described in the Debenture Deed, subject to the beginning of sales of Products for some of these Designated Areas or the achievement of certain triggers for other Designated Areas, as described in the Debenture Deed; and 1.0% for other Products or byproducts produced in certain Designated Areas, as described in the Debenture Deed, subject to the achievement of certain triggers described in the Debenture Deed. Premium Payment is also due in the following cases: i. Sale of to the Mining Rights: 1.0% of the sale price, net of sales taxes, in the case of a sale of a Mining Right. After the disposition of a Mining Right, such Mining Right will cease to compose the calculation basis of the Premium Payment; and ii. Leasing of Mining Rights: In the event that any of the Mining Rights is explored by third parties under lease agreements, the Premium Payment calculated under the Debenture Deed will be entirely due by the Company or its Controlled Companies as if the lease had not been contracted for the purpose of the Debenture Deed. The Premium Payment due is paid semi-annually on March 31 and September 30 of each calendar year. Any payment date that falls on a bank or commercial holiday will be processed on the following working day. Mining Rights Premium The Premium is due in relation to the Mining Rights and is calculated as follows: -4- VALE Notes to the Selected Information Expressed In Brazilian Reais, except where otherwise indicated Premium on iron ore R$ million 2H25 1H25 2H24 1H24 2H23 Net sales revenues 48,640.9E 31,836.90 38,213.53 28,393.43 41,426.02 %basis for calculation 1.8'* 1.8% 1.8% 1.8% 1.8% Premium on iron ore (R$ million) 875.5 573.1 687.8 511.1 745.7 In 2H25, sales of iron ore totaled 148.6 Mt (124.4 Mt in 1H25), resulting in revenues, net of maritime freight costs of R$ 63.3 billion (R$ 51.3 billion in 1H25). Iron ore sales volumes from the Northern System in 2H25 totaled 96.2 Mt' (75.0 Mt in 1H25), resulting in revenues, net of maritime freight costs of R$ 42.1 billion (R$ 31.8 billion in 1H25). After applying the deductions provided in the Debenture Deed: (i) R$ 4.2 billion related to transportation expenses (R$ 4.0 billion in 1H25); and (ii) R$ 1.4 billion related to taxes levied on sales (R$ 1.1 billion in 1H25)', the net revenues of the Northern System totaled R$ 36.5 billion (R$ 26.6 billion in 1H25). The premium of 1.8% for the Northern System totaled R$ 657.5 million (R$ 479.6 million in 1H25). Iron ore sales volumes from the Southeastern System in 2H25 totaled 33.6 Mt'(16.1 Mt in lH25), resulting in revenues, net of maritime freight costs of R$13.6 billion (R$ 5.9 billion in lH25). After applying the deductions provided in the Debenture Deed: (i) R$ 1.071 billion related to transportation expenses (R$ 550.5 million in lH25'); and (Ii) R$ 444.8 million related to taxes levied on sales' (R$ 201.0 million in lH25'), the net revenues of the Southeastern System totaled R$ 12.1 billion (R$ 5.2 billion in lH25). The premium of 1.8% for the Southeastern System totaled R$ 218.0 million (R$ 93.5 million in lH25). In lH25, iron ore sales from the Southeastern System, originating from mineral deposits covered by the Private Deed for Participating Debentures surpassed 1.7 billion metric tons in April 2025, triggering the payment condition of the premium as established in the Deed. Accordingly, the amounts reported for lH25 reflect the values of the Southeastern System for the period from April to June 2025 (3 months). 1 Includes iron ore transfers to pelletizing and briquetting plants. 2 Include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities. 31n the 1H25 Report, the values were presented inverted (transportation expenses YS. taxes levied on sales) and have been restated in this Report, with no impact on the total amount. ·5· VALE Notes to the Selected Information Expressed In Brazilian Reais, except where otherwise indicated Premium on copper concentrate R$million 2H25 1H25 2H24 1H24 2H23 Net sales revenues' 2,742.13 2,014.55 2,220.55 1,268.47 1,599.22 % basis for calculationS 1.25% 1.25% 1.25% 1.25% 1.25% Premium on copper concentrate (R$ million) 34.31 25.2 27.8 15.9 20.0 In 2H25, sales of copper concentrate from Sossego totaled 157 thousand metric tons (131 thousand metric tons in 1H25). The premium related to the sales of copper concentrate is R$ 34.3 million (R$ 25.2 million in 1H25), calculated from the application of the 1.25% percentage on the net sales revenue of R$ 2.7 billion (R$ 2.0 billion in 1H25). 4 Gross sales minus expenses with transport and insurance and taxes on sales, which include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities. 5 On April 15, 1997, Vale had a 50% stake in Minera\;ao Serra do Sossego SA (Sossego). In 2001, Vale bought the remaining 50% of Sossego from Phelps Dodge do Brasil Minera\;ao Ltda. Hence, the percentage basis for calculating premium is 2.5%, as described in the Deed of Issue of Debentures, multiplied by Vale's share in the project at the time, 50%, and therefore, equal to 1.25%. - 6 - Notes to Selected Information In Brazilian Reais, except where otherwise indicated Sales and leasing of mining rights In 2025, there was a sale of 8 (eight) areas belonging to the Mining Rights of the Cachoeiro Block, in Espfrito Santo. In 2H25, there were no leases of mining rights contained in the Debenture Deed. In 2H25, there were no sales of mining rights listed in the Debenture Deed. Changes in mining rights In 2H25, compared to 1H25, there was no reduction in the number of areas and hectares, maintaining the same values as the first half of 2025. In 1H25, compared to 2H24, there was a reduction of 8 processes in the number of areas and hectares, with a reduction of around 74.91 hectares (seventy-four hectares and ninety-one ares). The mining rights in force on December 31st, 2025, covered by the Deed of Issue of the Debenture, amounted to 259 processes, equivalent to 1,484,710.12 hectares. The mining rights in force on June 30th, 2025, covered by the Deed of Issue of the Debenture, amounted to 259 processes, equivalent to 1,484,710.12 hectares. The information is summarized in Annex 2 - Inventory of Mining Rights. Projects under development On February 12th, 2026, Vale announced its 4025 financial results, which are available on our website: https://www.vale.com/en/announcements-results-presentations-and-reports. -7 -pwc Vale SA • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. Ifwe conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures of the Selected Information or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance, in connection with the audit of the financial statements of the Company as at and for the year ended December 31, 2025, with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. /jro,March 30,2026 \~~dg{"~1M Pricewaterhouseco~:fb Auditores Independentes Ltda. CRC 2SP00016 IF-5 4of4 Annex 1- Important definitions Important definitions "Designated Areas" means the areas covered by the Mining Rights, as specified under the Debenture Deed; "Controlled Companies" means the entities currently controlled or that may be formed or acquired by the Issuer; "Base Date" means April1S, 1997; "Debentures" means an instrument issued in connection with the Company's privatization process, initiated in 1997, through the sixth issuance of such debentures, whose obligations are subordinated, unsecured and nonconvertible in stocks; "Mining Rights" means the mining rights described in the Debenture Deed that were held by the Company or its Controlled Companies as of the Base Date and that were not subject to exclusion under the Debenture Deed; "Issuer" means Vale SA, a stock corporation with head office located in Rio de Janeiro, Brazil; "Debenture Deed" means the Instrumento Particular de Escritura de Emissao de Debentures da Companhia Vale do Rio Doce (now Vale SA), dated as of June 24, 1997, registered at the 7th Registry Office (Oficio de Registro de Im6veis) of the city of Rio de Janeiro, under number 1912, on July 3, 1997, and its amendments and supplements; "Net Revenue" means the total of gross revenues from the sale of a Product, minus deductions solely for sales taxes and expenses relating to transportation and insurance related to the commercialization of such Product. For purposes of this definition, "sales taxes" consist of the taxes and contributions that apply specifically to such sales or to the revenues or gross revenue from sales, as well as financial compensation due and payable to the Federative Republic of Brazil, and states or municipalities thereof; provided that, with respect to mineral substances consumed or utilized in industrial processes by the Company or its Controlled Companies that are holders of applicable mineral rights under the Debenture Deed, Net Revenue shall include the total estimated sales value of the Product, which shall be established based on the arithmetic mean of the prices obtained by the Company or its Controlled Companies in the sale of the same products, subject to the same deductions for sales taxes mentioned above, subject to the terms of the Debenture Deed; and "Product" means the main mineral product considered for the purposes of the Issuance Deed, obtained after the final stage of processing, before its industrialization. By-product means another product, obtained similarly. -11 - VALE Annex 2 - Inventory of Mining Rights As of December 31st, 2025 (2H25) Block Municipality Stat. Substance(s) Hectares stap Sao Felix do Xingu, Parauapebas, Canaa Gold, silver, copper, iron, Carajas dos Carajas, Maraba, Tucuma, PA manganese, nickel, 234.112,32 Mining concession Curion6polis and Agua Azul do Norte quartzite, granite, beryl. tin tantalum Guanhaes, Morro do Pilar, Sabinopolis, Espinha~o Senhora do Porto and Conceic;ao do MG Gold, iron 12.738,29 Mining concession Mato Dentro Rio Maria, Bannach, Cumaru. do Norte, PA Tungsten, chromium, Gradaus 26.944,91 Application to mine Ourilandia do Norte and Tucuma silver AP, 5apropelite, sulphur, Application to carry Pard Jari Sui Almeirim, Mazagao and Monte Alegre phosphate, manganese, 1.157.628,24 PA gold, titanium out research Santa Barbara. Mariana, Nova Lima, Dolomite, iron, gold, Quadrilatero Itabira, Brumadinho, Curo Preto, Sao MG arsenic, vanadium, 33.246,77 Mining concession Ferrffero Gont;alo do Rio Abaixo, Barao de Cocais, quartz, manganese, Caete, Rio Piracicaba and Catas Altas silver nickel Riacho dos Rio Pardo de Minas and Riacho dos Application to mine Machados Machados MG Iron, zinc 11.100,25 Vazante Vazante, Coromandel and Lagamar MG Zinc 8.939,34 Research permit As of June 30th, 2025 (1H25) Block Municipality Stat. Substance(s) Hectares stap Gold, silver, copper, iron, Sao Felix do Xingu, Parauapebas, Canaa manganese, nickel, Carajas dos Carajas, Maraba, Tucuma, PA quartzite, granite, beryl, 234.112,32 Mining concession Curion6polis and Agua Azul do Norte tin, tantalum Guanhaes, Morro do Pilar, Sabin6polis, Espinhac;o Senhora do Porto and Conceic;ao do MG Gold, iron 12.738,29 Mining concession Mato Dentro Rio Maria, Bannach, Cumaru do Norte, PA Tungsten, chromium, Gradaus 26,944.91 Application to mine Ourilandia do Norte and Tucuma silver AP, 5apropelite, sulphur, Application to carry Paru Jari Sui Almeirim, Mazagao and Monte Alegre phosphate, manganese, 1,157,628.24 PA gold, titanium out research Santa Barbara, Mariana, Nova Lima, Dolomite, iron, gold, Quadrilatero Itabira, Brumadinho, Curo Preto, Sao MG arsenic, vanadium, 33,246.77 Mining concession Ferrffero Gont;alo do Rio Abaixo, Barao de Cocais, quartz, manganese, Caete, Rio Piracicaba and Catas Altas silver, nickel Riacho dos Rio Pardo de Minas and Rlacho dos Application to mine Machados Machados MG Iron, zinc 11,100.25 Vazante Vazante, Coromandel and Lagamar MG Zinc 8,939.34 Research permit -12 - VALE Internet access to the Report and Mining rights inventories materials will be available on Vale website at www.vale.com/dividends-debts-and-debentures Further information on Vale can be found at: vale.com Any additional information about the participating debentures, including the Prospectus for Public Trading of Participating Debentures, can be obtained on our website, www.vale.com/lnvestors/Equity and Debt/Participating debentures, from GDC Partners Servic;os Fiduciarios DTVM Ltda. as fiduciary agent for the debentures, www.gdcdtvm.com.br. and from the CVM (Brazilian Securities and Exchange Commission). -13 -

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 30, 2026		Director of Investor Relations